SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (AMENDMENT NO. 3) (1)

                              Comforce Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     544118
                                 (CUSIP Number)

               Strategic Turnaround Equity Partners, L.P. (Cayman)
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                            New York, New York 10019
                                 (212) 247-1339
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 29, 2008
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Strategic Turnaround Equity Partners, L.P.(Cayman)        98-0498777
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               767,474
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          767,474
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      767,474 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.41% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------
(1) On the basis of 17,387,554 shares of Common Stock reported by the Company to be issued and outstanding as of May 5, 2008 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Galloway Capital Management LLC                           90-0000838
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               767,474
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            0
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          767,474
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      767,474 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.41% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
(1) On the basis of 17,387,554 shares of Common Stock reported by the Company to be issued and outstanding as of May 5, 2008 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary L. Herman                                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 13,000 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               767,474
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            13,000 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          767,474
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      780,474 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.49% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
(1) This includes 4,000 shares of Common Stock held by FBR Inc., an entity which Mr. Herman has sole voting and disposition discretion, 5,000 shares of Common Stock held by Mr. Herman's IRA, and 4,000 shares directly beneficially owned by Mr. Herman.

(2) On the basis of 17,387,554 shares of Common Stock reported by the Company to be issued and outstanding as of May 5, 2008 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------                                                ----------------
CUSIP No. 544118                      13D
----------------                                                ----------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway                                            N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER                 270,928 (1)
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER               767,474
       OWNED BY         --------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER            270,928 (1)
       REPORTING        --------------------------------------------------------
      PERSON WITH       10    SHARED DISPOSITIVE POWER          767,474
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,038,402 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.97% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
(1) This includes 237,140 shares of Common Stock held by Mr. Galloway's IRA, 1,600 shares of Common Stock owned by Mr. Galloway's son for which Mr. Galloway has the sole power to vote and dispose, 19,100 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains sole investment and voting discretion, and 13,088 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains sole investment and voting discretion.

(2) On the basis of 17,387,554 shares of Common Stock reported by the Company to be issued and outstanding as of May 5, 2008 in the Company's latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $.01 par value, (the "Common Stock") of Comforce Corporation, a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 415 Crossways Park Drive, Woodbury, NY, 11797.

Item 2. Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the "Reporting Persons").

Strategic Turnaround Equity Partners, L.P. (Cayman), is a partnership organized under the laws of the Cayman Islands and is focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround
Equity Partners, L.P. (Cayman)       Cayman Islands limited partnership
                                     General Partner - Galloway Capital
                                     Management LLC

Galloway Capital
Management LLC                       Delaware limited liability company
                                     Managing Member - Gary L. Herman
                                     Managing Member - Bruce Galloway

Bruce Galloway                       Citizenship - United States
                                     Managing Member - Galloway Capital
                                     Management LLC
                                     Managing Member of the general partner and holder of majority membership interests of the general partner of Strategic Turnaround
                                     Equity Partners, L.P. (Cayman)

Gary L. Herman                       Citizenship - United States
                                     Managing Member - Galloway Capital
                                     Management LLC
                                     Managing Member of Strategic Turnaround
                                     Equity Partners, L.P. (Cayman)

The address for Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock listed below owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P. (Cayman) and the shares purchased by Mr. Galloway were purchased with personal investment capital of Mr. Galloway.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) purchased Common Stock:

--------------------------------------------------------------------------------------------------
Date             Number of Shares Purchased            Number of Shares Sold       Price Per Share
--------------------------------------------------------------------------------------------------
4/16/2008                        100                                                    2.29
--------------------------------------------------------------------------------------------------
4/17/2008                        200                                                    2.05
--------------------------------------------------------------------------------------------------
4/18/2008                        100                                                    2.45
--------------------------------------------------------------------------------------------------
4/21/2008                        200                                                   1.985
--------------------------------------------------------------------------------------------------

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sales of Common Stock, on the open market, which purchases were made with his personal funds:

--------------------------------------------------------------------------------------------------
Date             Number of Shares Purchased            Number of Shares Sold       Price Per Share
--------------------------------------------------------------------------------------------------
3/28/2008                        100                                                    2.12
--------------------------------------------------------------------------------------------------
4/7/2008                        70,000                                                  1.92
--------------------------------------------------------------------------------------------------
4/7/08                                                           45,000                 1.92
--------------------------------------------------------------------------------------------------
4/11/08                         90,000                                                  1.90
--------------------------------------------------------------------------------------------------
4/11/2008                                                        90,000                 1.90
--------------------------------------------------------------------------------------------------

On each of the following dates, transfers were made by limited partners to Strategic Turnaround Equity Partners, L.P. (Cayman) for limited partnership interests:

----------------------------------------------------------------------

Date             Number of Shares Transferred          Price Per Share
----------------------------------------------------------------------
4/7/2008                        86,189                        NA
----------------------------------------------------------------------

The Reporting Persons purchased the shares of common stock (the "Shares") based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 767,474 shares of Common Stock, which represents approximately 4.41% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008. Strategic Turnaround Equity Partners, L.P. (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 767,474 shares of Common Stock which represents approximately 4.41% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008. Galloway Capital Management LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 1,038,402 shares of Common Stock which represents approximately 5.97% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008. Bruce Galloway is deemed to be the indirect beneficial owner of 767,474 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power.. In addition, Bruce Galloway has sole voting and disposition power with respect to 270,928 shares of Common Stock. Of the total 270,928 shares of common stock directly reported by Mr. Galloway, 237,140 shares of Common Stock are held in Mr. Galloway's retirement account, 1,600 shares of Common Stock are owned by Mr. Galloway's son for which Mr. Galloway has the sole power to vote and dispose, and 19,100 shares of Common Stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains sole investment and voting discretion, and 13,088 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains sole investment and voting discretion.

Gary Herman is deemed to be the beneficial owner of 780,474 shares of Common Stock which represents approximately 4.49% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2008. Gary Herman is deemed to be the indirect beneficial owner of 767,474 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, L.P. (Cayman), which he has shared voting and disposition power. In addition, Gary Herman has sole voting and disposition power with respect to 13,000 shares of Common Stock. Of the total of 13,000 shares of common stock directly reported by Mr. Herman, 4,000 shares are directly beneficially owned by Mr. Herman, 5,000 shares are held in Mr. Herman's IRA, and 4,000 are held by FBR, Inc., all of which Mr. Herman has sole investment and voting discretion.

Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities since the last filing on February 25, 2008.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Letter to the Company

Exhibit B: Joint Filing Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Strategic Turnaround Equity Partners, L.P. (Cayman)

May 29, 2008                 By: /s/ Gary Herman
                                 ---------------
                             Name: Gary Herman
                             Title: Managing Member of Galloway Capital
                             Management LLC, the General Partner of Strategic
                             Turnaround Equity Partners, L.P. (Cayman)


                             Galloway Capital Management, LLC

May 29, 2008                 By: /s/ Bruce Galloway
                                 ------------------
                             Name: Bruce Galloway
                             Title: Managing Member


                             Gary L. Herman

May 29, 2008                 /s/ Gary L. Herman
                             ------------------


                             Bruce Galloway

May 29, 2008                 /s/ Bruce Galloway
                             ------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                    EXHIBIT A

                Strategic Turnaround Equity Partners, LP (Cayman)
                      c/o Galloway Capital Management, LLC
                          720 Fifth Avenue, 10th Floor
                               New York, NY 10019

May 28, 2008

By Overnight Mail, Email
& Facsimile

John Fanning, Chairman
Comforce Corporation
415 Crossways Park Drive
Woodbury, NY 11797

Dear Mr. Fanning:

As you are aware, Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC and its affiliates (collectively "STEP"), are significant shareholders of the common stock of Comforce Corporation ("Comforce" or the "Company") and have been for the past several years. As you are also aware, we are concerned with what we perceive to be a lack of communication by the Company with its shareholders as well as the direction in which the Company is headed.

It has been several weeks since the quarterly conference call when we requested that the Company improve its communication with its shareholders and its investor relations program. However, we do not feel there has been any significant improvement in this area. In fact, we are surprised that neither you nor Bob Ende has contacted us to discuss our previous suggested recommendations for the Company's retention of another investor relations firm that we feel will help achieve the goal of improved communications.

We have also not received a response to our suggestion that was made in our previous letters to you that the Board retain the services of a nationally recognized investment bank to explore strategic alternatives for the Company to increase shareholder value.

As a shareholder, one of our primary concerns is improving shareholder value. It is a common belief that in order to improve shareholder value the interests of the Company's management should be aligned with those of its shareholders and management's ownership of the Company's securities ensures such an alignment. Therefore, we are surprised that neither you, the management team of your company, or the Board of Directors have recently purchased any shares of stock in the open market. Especially, in light of the fact that you discussed seemingly positive news on the conference call. We believe that such a purchase would not only promote long term growth and profitability of the Company but it would also send a clear positive message to the investment community that all of you have your interests properly aligned with those of the shareholders.

We have offered to meet with the Company's management to work with you and to discuss various ideas and proposals to improve shareholder value. However, you have not taken us up on our offer. We must then ask, why would you not hear what we have to suggest? If we have ideas and experience in creating shareholder value, it is our belief that you as Chairman and Chief Executive Officer of Comforce have an obligation and a fiduciary duty to hear what we have to suggest, which should benefit all of the Company's shareholders.

Finally, we would like to inform you that based on our belief that the Board is not taking actions to the benefit of all of the shareholders, we and our affiliates will be withholding our votes for the election of all of the directors at the upcoming annual shareholders meeting.

We can be reached by email at CFSshareholderscommittee@gmail.com to set up a mutually convenient time to discuss the contents of this letter in further detail.

Very truly yours,


Strategic Turnaround Equity Partners, LP (Cayman)

By:
    ---------------------------------------------------
    Galloway Capital Management, LLC (General Partner)
    Name: Bruce Galloway
    Title: Managing Member

cc:   Rosemary Maniscalco, Vice Chairman of the Board
      Harry Maccarrone, Director
      Daniel Raynor, Director
      Gordon Robinett, Director
      Kenneth Daley, Director
      Pierce Flynn, Director

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned parties hereby agree to file jointly this
Schedule 13D (including any amendments thereto) with respect to the Common Stock of. Comforce Corporation. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: May 29, 2008


                             Strategic Turnaround Equity Partners, L.P. (Cayman)

                             By: /s/ Gary Herman
                                 ---------------
                             Name: Gary Herman
                             Title: Managing Member of Galloway Capital
                             Management, LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)


                             Galloway Capital Management, LLC

                             By: /s/ Bruce Galloway
                                 ------------------
                             Title: Managing Member of Galloway Capital
                             Management, LLC.


                             Gary L. Herman

                             /s/ Gary L. Herman
                             ------------------


                             Bruce Galloway

                             /s/ Bruce Galloway
                             ------------------